

Andrew Newsome · 3rd

Strategy and Operations Manager at McMaster-Carr

Cleveland, Ohio, United States · Contact info

500+ connections

McMaster-Carr

Vanderbilt University

Experience

Strategy and Operations Manager

McMaster-Carr · Full-time

Nov 2020 – Present · 1 yr 2 mos

Chief Of Staff

Flynn Restaurant Group

Feb 2018 – Nov 2020 · 2 yrs 10 mos

Cleveland, Ohio

Oversee strategic business initiatives from development through successful execution. Plan and execute administrative, financial, and operational activities for the organization's Chief Improvement Officer and VP of Human Resources. Organizes and prioritizes critical issues and required information to facilitate efficient decision making. ...see more

Business Analyst

ZS Associates

Sep 2016 – Mar 2018 · 1 yr 7 mos

Greater Chicago Area

Created and delivered solutions for clients and project teams leveraging analytic, synthesis and communication skills to derive insights and solve business problems.

• Market Research: Analyzed Oncology market trends to through market research a ...see more

Healthcare Marketing Intern

ReviveHealth

May 2015 – Aug 2015 · 4 mos

Greater Nashville Area, TN

•Data and Competitive Analysis: Conducted SWOT analysis of the organization and provided recommendation on improving business strategy related to industry consolidation, entry into new markets, and changing healthcare revenue models. Conducted competitive analysis in order to evaluate Revive Health's place in the healthcare marketing and public relat ...see more

Marketing Operations Intern

Simple Concepts Consulting

May 2014 – Aug 2014 · 4 mos

Greater Seattle Area

• Supported Exhibitor sales team for the Microsoft Worldwide Partner Conference with an attendance of over 14,000 partners.

• Developed, implemented, and managed Simple Concepts' social media pages to ...see more

Show 2 more experiences

Education

Vanderbilt University
Bachelor's Degree, Human and Organizational Development Minor: Corporate Strategies
2012 – 2016
Activities and Societies: Vanderbilt Sports Business Society, Alpha Phi Alpha, Vanderbilt Entrepreneurial Society, City VU, Vanderbilt Healthcare Business Club

Seattle Academy High School
2008 – 2012

Volunteer experience

Cleveland Content Curator
Startup Digest
Apr 2018 – Present · 3 yrs 9 mos

Co-Founder
4Brothers4Empoerment
Sep 2016 – Present · 5 yrs 4 mos

Co-founded Nashville based scholarship program which gives away 5 annual scholarships to black male high school seniors in Nashville public schools.